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3/6/03

VF 3-5-03

03002213

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31,2004
Estimated average burden	
hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20494

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WestLB Panmure Securities Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon D. Pedersen, Sr. **(212) 852-5996**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 19 2003

WestLB Panmure

State of New York)
)
County of New York)

February 27, 2003

OATH OR AFFIRMATION

We affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of WestLB Panmure Securities Inc., as of December 31, 2002, are true and correct. We further affirm that neither the Company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Peter Egelund Jensen
Company Co-Head / Chief Operating Officer

Jon D. Pedersen, Sr.
Chief Financial Officer

Subscribed and sworn before me this
27th day of February, 2003

Notary Public

GLEN P. SMITH
Notary Public, State of New York
No. 02SM6058292
Qualified in New York County
Commission Expires May 7, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Stockholder of WestLB Panmure Securities Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of WestLB Panmure Securities Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2003

WestLB Panmure Securities Inc.

Statement of Financial Condition
As of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

To the Board of Directors and the Stockholder of
WestLB Panmure Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of WestLB Panmure Securities Inc. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2003

WestLB Panmure Securities Inc.
Statement of Financial Condition
December 31, 2002

Assets:	
Cash and cash equivalents	$ 33,940,644
Securities segregated in compliance with SEC Rule 15c3-3	4,986,990
Deposits with clearing organizations	8,989,424
Investments in equity securities, at fair value	98,100
Receivable from customers	186,995
Fail to deliver	2,267,555
Due from affiliates	308,725
Deferred tax asset	365,690
Other assets	526,759
Total assets	$ 51,670,882
Liabilities and Stockholder's Equity	
Liabilities:	
Due to Parent	$ 12,947,662
Payable to customers	1,952,981
Fail to receive	322,029
Payable to affiliates	408,988
Accrued compensation payable	2,911,855
Accounts payable and other accrued expenses	588,329
Total liabilities	19,131,844
Stockholder's Equity	
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	-
Additional paid-in-capital	29,851,294
Retained earnings	2,687,744
Total stockholder's equity	32,539,038
Total liabilities and stockholder's equity	$ 51,670,882

The accompanying notes are an integral part of this financial statement.

1. Organization and business

Effective August 1, 2002, WestLB Panmure Securities Inc. (the "Company") is a wholly owned subsidiary of WestLB AG (the "Parent"), which is a wholly owned subsidiary of Landesbank NRW. Prior to this reorganization, the Company was a wholly owned subsidiary of Westdeutsche Landesbank Girozentrale, Duesseldorf, a commercial and investment bank located in the Federal Republic of Germany.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc., the Boston Stock Exchange, the Mortgage Backed Securities Clearing Corp., Euroclear, the Depository Trust Company, and the Government Securities Clearing Corp.

The Company acts as an agent between its affiliated companies and third parties for the purchase and sale of foreign equity and fixed income securities. The Company executes and clears all these foreign trades through its foreign affiliates. These trades are settled on a delivery versus payment basis. The Company also provides clearing and custodial services for its Parent's branches in New York, London and Tokyo relating to domestic securities and acts as an agent for the placement of commercial and private placement paper.

As more fully described in Note 4, the Company generates management, clearing, commercial paper and private placement fees through transactions with related parties and has service agreements with related parties under which it receives administrative support to conduct its operations. Therefore, the accompanying financial statement may not be indicative of the financial condition of the Company, if it had operated as an unaffiliated entity.

2. Significant accounting policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States and reflect the following significant accounting policies:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those amounts.

Cash and cash equivalents

Cash and cash equivalents include cash held in bank accounts, highly liquid deposits in overnight investment accounts, and money market funds. Cash and the overnight investment account are held at one U.S commercial bank. As of December 31, 2002, $17,570,842 of the cash and cash equivalent balance was held in two money market fund deposits.

Securities segregated in compliance with SEC Rule 15c3-3

Treasury bills of $4,986,990, recorded at market value, are segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Investments in equity securities

Investments in equity securities are recorded on a trade date basis and consist of common stock and warrants of the NASDAQ Stock Market Inc., which have exercise or holding period restrictions and are stated at fair value as determined by the Company's management. Because of the inherent uncertainty of valuations, the estimated fair value may differ materially from the amounts that may ultimately be realized upon sale or other disposition of these investments.

Receivable from and payable to customers

Receivable from and payable to customers represent unsettled securities transactions due from and due to customer.

Fail to deliver and fail to receive

Fail to deliver arise when the Company does not deliver securities on settlement date. The Company records the selling price as a receivable due from the purchasing customer. The receivable is collected upon delivery of the securities. Fail to receive arise when the Company does not receive securities on settlement date. The Company records the amount of the purchase price as a payable due to the selling customer. The liability is paid upon receipt of the securities.

3. Deposits with clearing organizations

The Company is a participant in the Depository Trust Company ("DTC"). DTC has a minimum participant deposit requirement of $7,000,000 for the Company. The remaining balance represents deposits with another clearing organization.

4. Related party transactions

The Company earns management, clearing, commercial paper and private placement fees through transactions with related parties.

All operating costs incurred by the Company, excluding clearing fees and certain other expenses, are reimbursed by the related parties at cost plus ten percent. These charges are invoiced on a monthly basis, and the amounts receivable are non-interest bearing and payable on demand.

Due to and from affiliates consists primarily of payables and receivables to affiliates for expenses incurred relating to the Company's brokerage activity.

The Company provides services to related parties under management agreements. These services include securities clearing, custody, and other management services. The Company also transacts,

on an agency basis, equity and fixed-income securities transactions between its affiliates and third parties.

The Company utilizes certain resources of the Parent, including facilities, systems, human resources and other various administrative services for which the Parent allocates a management charge to the Company.

The Company has entered into commercial paper placement agreements with commercial paper conduits set up by the Parent. Pursuant to these agreements, the Company acts as agent and receives a fee for placing commercial paper with investors on behalf of the conduits.

The Company also earns private placement fees relating to the distribution of private placement paper to U.S. investors on behalf of the London Branch of the Parent.

5. Net capital requirements

The Company is subject to the net capital provisions of Securities and Exchange Commission ("SEC") Rule 15c3-1 (the "Rule"). The Company follows the basic method of computing net capital under the Rule which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $30,502,507, which was $29,227,051 in excess of its required net capital of $1,275,456. The Company's ratio of aggregate indebtedness to net capital was 0.63 to 1.

6. Revolving subordinated loan

Effective August 15, 2002, the Company entered into a revolving subordinated loan agreement (the "Agreement") with the Parent. Under the terms of the Agreement, the Company has an aggregate revolving credit line of $40 million that matures on August 15, 2005. The Company did not draw down on the credit line during the year ended December 31, 2002. The revolving credit line has been approved by the NASD and is includable in determining net capital under Rule 15c3-1 when drawn.

7. Income Taxes

The Company files Federal, New York State and New York City income tax returns.

Deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result from deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

The significant temporary difference between U.S. GAAP and U.S. tax regulations is accrued compensation. As of December 31, 2002, no valuation allowance has been established for the deferred tax asset, as management believes it is more likely than not that the benefit relating to the deferred tax asset will be realized in future years.

8. Fair value of financial instruments

Due to their short-term nature, the carrying value of financial instruments approximates their fair value.

9. Off-balance-sheet risk and concentration of credit risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

Certain of the Company's securities transactions are cleared through a clearing broker on a fully-disclosed basis. The Company is exposed to risk of loss from the inability of the brokers and dealers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As this right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.